Exhibit 99.134

mCloud TECHNOLOGIES CORP. (formerly Universal mCloud Corp.)
Unaudited Condensed Consolidated Interim Financial Statements (Expressed in Canadian Dollars, unless otherwise noted) For the Three and Six Months Ended June 30, 2020 and 2019

mCloud Technologies Corp. Condensed Consolidated Interim Statements of Financial Position As at June 30, 2020 and December 31, 2019 (Unaudited - Expressed in Canadian Dollars)
ASSETS	Notes	June 30, 2020	December 31, 2019
Current assets
Cash and cash equivalents		$1,174,584	$529,190
Trade and other receivables	7,8	6,101,281	6,562,069
Contract asset	7	27,038	—
Inventory		—	98,606
Prepaid expenses and deposits	9	926,015	740,406
Current portion of long-term receivables	7	3,024,974	2,907,806
Due from related party	20	32,464	—
Total current assets		$11,286,356	$10,838,077
Non-current assets
Long term portion of prepaid expenses and deposits	9	498,620	86,913
Long term portion of contract asset	7	48,960	—
Long-term receivables	7	1,253,731	1,586,429
Right-of-use assets	11	3,991,497	4,206,808
Property and equipment	10	622,761	710,552
Derivative asset	12(i)	131,400	—
Intangible assets	12	24,898,913	23,671,089
Goodwill	12	$21,616,537	$18,758,975
Total non-current assets	4	$53,062,419	$49,020,766
Total assets		$64,348,775	$59,858,843
LIABILITIES AND EQUITY
Current liabilities
Bank indebtedness	24	$52,278	$1,471,805
Trade payables and accrued liabilities	13,16,20	10,307,990	8,837,367
Deferred revenue	8	2,013,474	1,138,281
Due to related party	20	837,856	799,038
Current portion of loans and borrowings	15	2,150,831	3,004,717
Warrant liabilities	5	752,055	725,086
Current portion of lease liabilities	11	808,271	720,457
Business acquisition payable	14,23	1,683,649	1,043,314
Total current liabilities		$18,606,404	$17,740,065
Non-current liabilities
Convertible debentures	16	$18,444,730	$17,535,946
Lease liabilities	11	3,405,016	3,641,627
Loans and borrowings	15	11,085,574	10,968,338
Other liabilities	17	4,000,000	—
Business acquisition payable	14,23	288,093	$—
Deferred income tax liability		3,130,682	3,854,614
Total liabilities		$58,960,499	$53,740,590
Shareholders’ equity
Share capital	17	$63,149,539	$45,368,745
Contributed surplus	18	7,895,005	8,093,119
Accumulative other comprehensive income (loss)		(144,382)	363,250
Deficit		(67,359,104)	(49,631,099)
Total shareholders’ equity		$3,541,058	$4,194,015
Non-controlling interest	5	1,847,218	1,924,238
Total liabilities and shareholders’ equity		$64,348,775	$59,858,843
Nature of operations and going concern (note 1)	Approved by the Board of Directors
Related party transactions (note 20)	“Russ McMeekin"		“Michael A. Sicuro"
Events after reporting period (note 26)	Director		Director

The accompanying notes are an integral part of these consolidated financial statements.

mCloud Technologies Corp. Condensed Consolidated Interim Statements of Loss and Comprehensive Loss For the Three and Six Months Ended June 30, 2020 and 2019 (Unaudited - Expressed in Canadian Dollars)
		Three months ended June 30,		Six months ended June 30,
		2020	2019	2020	2019
			Restated (note 25)		Restated (note 25)
Revenue	4,8	$5,010,082	$2,048,270	$11,568,286	$2,375,927
Cost of sales		1,936,023	642,686	4,432,415	681,098
Gross profit		$3,074,059	$1,405,584	$7,135,871	$1,694,829
Expenses
Salaries, wages and benefits	20	$5,338,818	$1,774,052	$11,122,885	$3,042,462
Sales and marketing		532,345	383,403	1,078,149	432,398
Research and development	20	360,888	197,162	360,888	246,153
General and administration		1,259,315	278,148	2,406,503	502,148
Professional and consulting fees	20	2,513,726	1,399,581	4,590,589	2,114,789
Share based compensation	18	288,778	239,115	689,640	545,351
Depreciation and amortization	10,11,12	1,547,306	839,766	3,181,154	995,597
Total expenses		$11,841,176	$5,111,227	$23,429,808	$7,878,898
Operating Loss		$(8,767,117)	$(3,705,643)	$(16,293,937)	$(6,184,069)
Other expenses (income)
Finance costs	21	$1,368,067	$122,552	2,833,288	170,371
Finance income		(333)	14,880	(12,436)	(164,523)
Foreign exchange loss (gain)		(19,852)	179,048	(897,598)	164,607
Business acquisition costs and other expenses	6,23,26	951,191	176,188	1,024,296	176,188
Other income	2	(980,231)	—	(980,231)	—
Loss before tax for the period		$(10,085,959)	$(4,198,311)	$(18,261,256)	$(6,530,712)
Current tax recovery (expense)		(78,666)	(34,228)	71,549	(34,228)
Deferred tax recovery		811,565	1,376,370	959,044	1,376,370
Net loss for the period		$(9,353,060)	$(2,856,169)	$(17,230,663)	$(5,188,570)
Other comprehensive income (loss)
Foreign subsidiary translation difference		(483,201)	(220,025)	(1,081,994)	358,240
Comprehensive loss for the period		$(9,836,261)	$(3,076,194)	$(18,312,657)	$(4,830,330)

The accompanying notes are an integral part of these consolidated financial statements.

mCloud Technologies Corp. Condensed Consolidated Interim Statements of Loss and Comprehensive Loss For the Three and Six Months Ended June 30, 2020 and 2019 (Unaudited - Expressed in Canadian Dollars)
Net (loss) income for the period attributable to:
	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
		Restated		Restated
		(note 25)		(note 25)
Parent company	$(9,706,627)	(2,817,304)	(17,728,005)	(5,149,705)
Non-controlling interest	353,567	(38,865)	497,342	(38,865)
	(9,353,060)	(2,856,169)	(17,230,663)	(5,188,570)
Comprehensive (loss) income for the
period attributable to:
Parent company	$(9,558,570)	(3,110,996)	(18,235,637)	(4,865,132)
Non-controlling interest	(277,691)	34,802	(77,020)	34,802
	$(9,836,261)	$(3,076,194)	$(18,312,657)	$(4,830,330)
Loss per share - basic and diluted	$(0.51)	$(0.31)	$(1.00)	$(0.59)
Weighted Average Number of Common Shares and Equivalents Outstanding	19,060,651	9,134,125	17,694,119	8,677,200

The accompanying notes are an integral part of these consolidated financial statements.

mCloud Technologies Corp.

Condensed Consolidated Interim Statements of Changes in Equity (Deficiency)

For the Three and Six Months Ended June 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

	Notes	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (loss)	Non- controlling Interest (notes 5)	Deficit	Total Shareholders’ Equity (Deficiency)
Balance, December 31, 2018		$19,815,174	$1,759,217	$(44,464)	$—	$(18,976,757)	$2,553,170
Share-based payments	18, 25	—	545,351	—	—	—	$545,351
RSUs exercised	17, 25	99,332	(99,332)	—	—	—	—
Stock options exercised	18, 25	658,075	(114,825)	—	—	—	543,250
Equity component of convertible debentures	16,25	—	3,495,386	—	—	—	3,495,386
Contingent shares issued to Flow Capital	17, 25	—	712,000	—	—	—	712,000
Settlement of debt with shares	17, 25	19,752	—	—	—	—	19,752
Share issuance costs	17, 25	(3,300)	—	—	—	—	(3,300)
Non-controlling interest recognized in business combination (Restated - note 25)	5, 25	—	—	—	(219,858)	—	(219,858)
Net loss for the period (Restated - note 25)	25	—	—	—	877,037	(6,065,607)	(5,188,570)
Other comprehensive income for the period (Restated - note 25)	25	—	—	168,460	189,780	—	358,240
Balance, June 30, 2019 (Restated - note 25)		$20,589,033	$6,297,797	$123,996	$846,959	$(25,042,364)	$2,815,421

Balance, December 31, 2019		$45,368,745	$8,093,119	$363,250	$1,924,238	$(49,631,099)	$6,118,253
Share-based payments	18	—	689,640	—	—	—	689,640
RSUs exercised	17,18	362,532	(506,930)	—	—	—	(144,398)
Stock options exercised	17,18	166,400	(96,400)	—	—	—	70,000
Warrants exercised	17	1,860,618	(427,426)	—	—	—	1,433,192
Shares issued on business combination	23	2,304,073	—	—	—	—	2,304,073
Shares issued for asset acquisition - AirFusion	12,17	820,000	—	—	—	—	820,000
Shares issued on conversion of debentures		50,000	—	—	—	—	50,000
Issuance of special warrants	17	—	12,217,171	—	—	—	12,217,171
Conversion of special warrants	17	12,217,171	(12,217,171)	—	—	—	—
Settlement of debt with RSUs	18	—	143,002	—	—	—	143,002
Net loss for the period		—	—	—	497,342	(17,728,005)	(17,230,663)
Other comprehensive loss for the period		—	—	(507,632)	(574,362)	—	(1,081,994)
Balance, June 30, 2020		$63,149,539	$7,895,005	$(144,382)	$1,847,218	$(67,359,104)	$5,388,276

The accompanying notes are an integral part of these consolidated financial statements.

mCloud Technologies Corp. Condensed Consolidated Interim Statements of Cash Flows For the Three and Six Months Ended June 30, 2020 and 2019 (Unaudited - Expressed in Canadian Dollars)
		Six months ended June 30,
	Notes	2020	2019
			Restated
			(note 25)
Cash flows related to the following activities:
Operating activities
Net loss for the period		(17,230,663)	(5,188,570)
Items not affecting cash:			—
Provision for bad debts	19	—	11,101
Write-off of related party balance	20	—	54,570
Depreciation and amortization	10,11,12	3,181,154	995,597
Share-based payments	18	689,640	545,351
Finance costs	21	2,833,288	170,371
Other income		(100,051)	—
Finance income		(12,436)	(164,523)
Unrealized foreign currency exchange (gain) loss		(897,598)	164,607
Current tax expense		(71,549)	34,228
Deferred tax recovery		(959,044)	(1,376,370)
Net change in non-cash working capital items:
Bank indebtedness		(1,419,527)	—
Trade and other receivables		893,907	3,717
Contract asset		(75,998)	—
Long-term receivables		359,181	394,490
Prepaid expenses and deposits		(576,493)	(591,993)
Inventory		98,606	369,441
Trade payables and accrued liabilities		639,172	(1,094,124)
Deferred revenue		875,193	(146,976)
(Repayment of) advances from related party		6,354	2,066
Interest paid		(1,842,629)	(48,181)
Taxes paid		(158,564)	(53,860)
Cash flows used in operating activities		(13,768,057)	(5,919,057)
Financing activities
Repayment of lease liabilities	11	(385,801)	(72,468)
Repayment of loans		(5,568,046)	(1,401,498)
Proceeds from loans, net of transaction costs	15	4,053,615	1,083,931
Advance from subscription of units	17	4,000,000	—
Proceeds from issuance of convertible debentures		—	19,304,294
Proceeds from exercise of stock options, net of issuance costs		70,000	543,250
Proceeds from exercise of warrants, net of issuance costs	17	1,433,192	—
Proceeds from issuance of shares, net of issuance costs	17	12,217,171	—
Cash flow from financing activities		15,820,131	19,457,509

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows For the Three and Six Months Ended June 30, 2020 and 2019 (Unaudited - Expressed in Canadian Dollars)
		Three months ended June 30,
	Notes	2020	2019
Investing activities
Acquisition of property and equipment	10	(92,479)	(107,691)
Acquisition of royalty agreement	5	—	(204,604)
Acquisition and expenditure of intangible assets		(375,573)	—
Acquisition of AirFusion technologies and derivative assets	12(i)	(835,302)	—
Acquisition of business, net of cash acquired	23	(116,643)	33,524
Cash flows (used in) provided by investing activities		(1,419,997)	(278,771)
Increase in cash and cash equivalents		632,077	13,259,681
Foreign exchange effect on cash held		13,317	8,226
Cash and cash equivalents, beginning of period		529,190	1,325,794
Cash and cash equivalents, end of period		1,174,584	14,593,701

Supplemental cash flow information (note 22)

The accompanying notes are an integral part of these consolidated financial statements.

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2020 and 2019 (Unaudited - Expressed in Canadian Dollars)

NOTE 1 - INCORPORATION AND OPERATIONS

mCloud Technologies Corp. (the “Company”), formerly Universal mCloud Corp., is a company domiciled in Canada. The Company initially was incorporated in the name of Universal Ventures Inc. (“Universal”) pursuant to the British Columbia Business Corporations Act on December 21, 2010. On October 13, 2017, Universal completed a merger agreement with mCloud Corp. (“mCloud”) whereby Universal issued 35,844,296 common shares to the shareholders of mCloud, resulting in mCloud’s shareholders controlling Universal and therefore constituting a reverse takeover of Universal (the “Transaction”). mCloud was incorporated under the laws of the State of Delaware on December 17, 2016. In conjunction with the Transaction, Universal changed its name to Universal mCloud Corp. On October 23, 2019, Universal mCloud Corp. changed its name to mCloud Technologies Corp.

On April 22, 2019, the Company consolidated Agnity Global Inc., (“Agnity”) (note 5). Agnity is a provider of intelligent business communication application solutions and infrastructure for telecommunications and healthcare verticals.

On July 10, 2019, the Company acquired Autopro Automations Consultants Ltd. (“Autopro”) located in Alberta, Canada (note 6). Autopro, founded in 1990, is a professional engineering and integration firm that specializes in the design and implementation of industrial automation solutions. Autopro’s technology offering follows data from field sensing and control devices to the corporate boardroom. The acquisition of Autopro allows the Company to accelerate the development of AI-powered asset management solutions for oil and gas applications.

On January 24, 2020, the Company acquired Construction Systems Associates, Inc., USA (“CSA”) (note 23). CSA is a leading provider of 3D laser scanning solutions for energy facility management. The CSA acquisition enhances AssetCare through the creation of 3D Digital Twins, or digital replicas of energy assets and process facilities accessed through AssetCare. 3D Digital Twins enable industrial facility operators to substantially and remotely improve the health and efficiency of process assets.

The Company is headquartered in Vancouver, British Columbia, with technology and operations centers in San Francisco, California, Bristol, Pennsylvania, and various cities in Alberta. The Company is a cloud-based asset care solution company utilizing connected IoT devices, leading deep energy analytics, securing mobile and 3D technologies that rally all asset stakeholders around an Asset-Circle-of-Care™, and providing complete real-time and historical data coupled with guidance and advice.

The Company’s shares trade on the TSX Venture Exchange (“TSX.V”) under the symbol MCLD and commenced trading on the OTCQB in the United States under the symbol MCLDF on May 18, 2018.

The Company’s head and registered office is located at 550-510 Burrard St., Vancouver, British Columbia, V6C 3A8.

Going Concern

These unaudited condensed consolidated interim financial statements (“interim financial statements”) have been prepared on a going concern basis, which contemplates that the Company will continue in operation and be able to realize its assets and discharge its liabilities and commitments in the normal course of business for the foreseeable future. In assessing whether the going concern assumption is appropriate and whether there are material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern, management considers all available information and actions within its control with respect to the future which is at least, but not limited to, twelve months from the end of the reporting period.

During the six months ended June 30, 2020, the Company signed a subscription agreement for a $4,000,000 unit offering which closed on July 16, 2020 (note 17). Subsequent to June 30, 2020, the Company successfully closed its public offering of 3,150,686 units for an aggregate proceeds of $11,500,003 on July 6, 2020 (note 26).

During the six months ended June 30, 2020, the Company generated a net loss of $17,230,663 and negative cash flows from operating activities of $13,768,057. As at June 30, 2020, the Company has an accumulated deficit of $67,359,104 and a working capital deficiency of $7,320,048. As a result, the Company may not have sufficient capital to fund its current planned operations during the twelve-month period subsequent to June 30, 2020. In addition, the outbreak of COVID-19 commencing the period ended June 30, 2020 has resulted in a challenging global economic climate. To date, the Company received wage subsidies totaling $657,966 and low interest loans totaling $1,131,859 from the US and Canadian government, and the full extent of the impact of the COVID-19 outbreak on the Company’s business is not known at this time. The wage subsidies were recognized in accordance with IAS 20 Accounting for Government Grants and Disclosure of Government Assistance, and was recorded as other income in the consolidated statement of loss and comprehensive loss. The continuation of the Company as a going concern is dependent on its ability to achieve positive cash flow from operations, to obtain the necessary equity or debt financing to continue with expansion in the asset care market, and to ultimately attain and maintain profitable operations. These conditions indicate a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern.

1

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2020 and 2019 (Unaudited - Expressed in Canadian Dollars)

The Company has been successful in raising capital in the past, and while management has a high degree of confidence that this trend of capital raising will continue, there is no assurance that it will be successful in closing further financings in the future. These interim financial statements do not give effect to any adjustments to the carrying value of recorded assets and liabilities, revenue and expenses, the statement of financial position classifications used and disclosures that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

NOTE 2 - BASIS OF PRESENTATION

Statement of compliance

The unaudited condensed consolidated interim financial statements (“interim financial statements”) of the Company as at and for the three and six-month periods ended June 30, 2020, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements as set out in International Accounting Standard 34 Interim Financial Reporting (“IAS 34”).

The Company has consistently applied the same accounting policies throughout all periods presented except as noted in note 3 for changes and impact of new accounting policies adopted effective January 1, 2020. These interim financial statements do not include all the disclosures required for a complete set of IFRS financial statements. Accordingly, they should be read in conjunction with the last audited consolidated annual financial statements and notes thereto for the year ended December 31, 2019 (“annual financial statements”), which are available on SEDAR at www.sedar.com. Selected explanatory notes are included in the interim financial statements to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.

These interim financial statements were authorized for issue by the Audit Committee, on behalf of the Board of Directors, on August 12, 2020.

These interim financial statements include the accounts of the Company and its subsidiaries with intercompany balances and transactions eliminated upon consolidation. The entities contained in the interim financial statements are as follows:

Entity	Principle activity	Place of business and operations	Functional currency	Equity percentage	Non- controlling interest
( NCI )
mCloud Technologies Corp. (formerly Universal mCloud Corp.)	Parent company	Canada	CDN $
mCloud Technologies (USA) Inc. (formerly Universal mCloud (USA) Corp.)	Operating company	United States	USD $	100%	0%
mCloud Technologies (Canada) Inc.	Operating company	Canada	CDN $	100%	0%
Field Diagnostic Services, Inc. (“FDSI”)	Operating company	United States	USD $	100%	0%
NGRAIN (Canada) Corporation (“NGRAIN”)	Operating company	Canada	CDN $	100%	0%
NGRAIN (US) Corporation	Operating company	United States	USD $	100%	0%
mCloud Corp. (HK) Corp	Inactive company	Hong Kong	USD $	100%	0%
mCloud (Beijing) Corp	Inactive company	China	RMB $	100%	0%
mCloud (Hubei) Corp	Inactive company	China	RMB $	100%	0%

2

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2020 and 2019 (Unaudited - expressed in Canadian Dollars)
Autopro Automation Ltd.	Inactive company	Canada	CDN $	100%	0%
Autopro Automation Consultants Ltd.	Operating company	Canada	CDN $	100%	0%
Autopro Technologies and Engineering Company Private Limited	Inactive company	India	INR	100%	0%
Agnity Global, Inc. (“Agnity”)	Operating company	United States	USD $	0%	100%
Agnity Communications, Inc. (“ACI”)	Operating company	United Stated	USD $	0%	100%
Agnity Healthcare, Inc. (“AHI”)	Operating company	United States	USD $	0%	100%
Construction Systems Associates, Inc., USA	Operating company	United States	USD $	100%	0%
CSA Systems, s.r.o	Operating company	Slovakia	Euro	100%	0%
CSA & EBO, spol. s.r.o	Operating company	Slovakia	Euro	100%	0%

Use of Judgements, Estimates and Assumptions

The preparation of these interim financial statements in accordance with IAS 34 requires management to use judgement and make estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities at the date of the interim financial statements, and the reported amounts of revenue and expenses during the reporting periods. The judgements, estimates and associated assumptions are based on historical experience and other factors that management considers to be relevant and are subject to uncertainty. Judgements, estimates and underlying assumptions are reviewed on an ongoing basis, and revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Actual results could differ from these estimates due to changes in interest rates, foreign exchange rates, inflation, and economic conditions.

The areas of significant judgement and estimation were identified in the Company’s annual financial statements for the year ended December 31, 2019, except for judgements pertaining to the adoption of new accounting policies effective on January 1, 2020 (note 3).

NOTE 3 - CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

Except as described below, the accounting policies applied in these interim financial statements are the same as those applied in the last annual financial statements. The changes in accounting policies have been reflected in the Company’s interim financial statements as at and for the period ended June 30, 2020.

Conceptual Framework

In March 2018, the IASB issued the revised Conceptual Framework for Financial Reporting which assists entities in developing accounting policies when no IFRS Standard applies to a particular transaction and helps stakeholders to more fully understand the standards. The revised conceptual framework includes the following clarifications and updates: (a) a new chapter on measurement; (b) guidance on reporting financial performance; (c) improved definitions and guidance, particularly for the definition of a liability; and, (d) clarifications on important items such as the role of stewardship, prudence and measurement uncertainty in financial reporting. The revised conceptual framework is effective for annual reporting periods beginning on or after January 1, 2020 and is applicable to the Company starting January 1, 2020. The adoption of this new standard has not had any impact on the amounts recognized in the Company's interim financial statements.

Definition of Material

In October 2018, the IASB issued Definition of Material (Amendments to IAS 1 Presentation of Financial Statements and 8 Accounting Policies, Changes in Accounting Estimates and Errors) to clarify the definition of ‘material’ and to align the definition used in the Conceptual Framework and the standards themselves. The amendments are effective for annual reporting periods beginning on or after January 1, 2020 and are applicable to the Company starting January 1, 2020. The adoption of this new standard does not have any impact on the amounts recognized in the Company's interim financial statements.

3

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2020 and 2019 (Unaudited - expressed in Canadian Dollars)

Amendments to IFRS 3 Business Combination

In October 2018, the IASB issued Definition of a Business (Amendments to IFRS 3 Business Combination) which: (a) clarifies that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs; (b) narrows the definition of a business and of outputs by focusing on goods and services provided to customers; and (c) removes certain assessments and adds guidance and illustrative examples. The amendment is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 and to asset acquisitions that occur on or after the beginning of that period. The Company adopted the standard effective January 1, 2020 and has applied it to the transactions completed during the period ended June 30, 2020 (note 12).

Government Grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as other income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset. The Company adopted this accounting policy to account for the government assistance received during the period ended June 30, 2020.

NOTE 4 - SEGMENT REPORTING

The Company operates in one operating segment. For the purpose of segment reporting, the Company’s Chief Executive Officer (CEO) is the Chief Operating Decision Maker. The determination of the Company’s operating segment is based on its organization structure and how the information is reported to CEO on a regular basis. The Company’s revenue is generated from its customers in North America. All the Company’s assets also reside in North America.

The table below presents significant customers who accounted for greater than 10% of total revenues for the six months ended June 30, 2020 and 2019:

	Three months ended June 30,
	2020	2019
Customer A	15%	38%
Customer B	14%	n/a
Customer C	Less than 10%	19%

The Company’s revenue by country for the three and six months ended June 30, 2020 and 2019 are as follows:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
		Restated		Restated
		(note 25)		(note 25)
Canada	$2,712,636	$475,459	$6,508,138	$481,355
United States	1,365,544	1,572,811	4,128,246	1,894,572
APAC	464,900	—	464,900	—
EMEA	453,237	—	453,237	—
China	13,765	—	13,765	—
Total	$5,010,082	$2,048,270	$11,568,286	$2,375,927

4

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2020 and 2019 (Unaudited - expressed in Canadian Dollars)
The Company’s non-current assets by country are as follows:
	June 30, 2020	December 31, 2019
Canada	$40,289,012	$39,572,503
United States	12,773,407	9,448,263
Total	$53,062,419	$49,020,766

NOTE 5 - AGNITY ACQUISITION

a)    Acquisition of Royalty interests

On January 22, 2019, the Company executed a Purchase Agreement with Flow Capital Corp. (“Flow”) pursuant to which the Company acquired Flow’s interest in a Royalty Purchase Agreement (“Royalty Agreement”) with Agnity Global, Inc. (“Agnity”). According to the Purchase Agreement, the Company assumed the Royalty agreement and acquired an interest in a financial asset with the following characteristics:

(i)       a receivable owing by Agnity to Flow of USD $2,834,750;

(ii)       a monthly royalty payment stream until October 31, 2020 equal to the greater of:

•    A monthly amount of USD $41,667; or

•    4.25% of Agnity’s revenue for each calendar month; and

(iii)       commencing November 1, 2020, a monthly royalty payment stream equal to 4.25% of Agnity’s revenue for each calendar month in perpetuity.

The Royalty Agreement includes a formula by which the royalty percentage is proportionately adjusted for any subsequent further advances to or repayments from Agnity.

As consideration for acquiring the interest in the Royalty Agreement, the Company paid $204,604 (USD $153,227) in cash at the closing date and entered into the following agreements with Flow:

(i)       The Company entered into a secured loan agreement with Flow for USD $2,000,000. The loan bears interest at 25% per annum and is due on demand. The Company has the option to repay 100% of the loan, at any time, by paying an amount equal to the principal of the loan and any unpaid interest. Upon prepayment of the loan, the Company, at the option of Flow (the “Flow’s option”), shall also pay either:

•    Cash of $525,000; or

•    Issue 150,000 common shares of the Company (“repayment shares”)

The fair value of the loan was initially determined to be $2,670,600 (US$2,000,000) which is equivalent to its face value as it is due on demand. It is classified as other financial liabilities and subsequently measured at amortized cost. The fair value of the Flow’s option to receive either $525,000 in cash or repayment shares upon prepayment of the loan by the Company was determined to be $606,495 on initial recognition. The Flow option was accounted for as a compound instrument which includes a liability component of $525,000 and an equity conversion option of $81,495. The liability component was classified as other financial liabilities and subsequently measured at the amortized cost while the equity component was accounted for as an equity instrument in contribute surplus. The Company used Black- Scholes option model to determine the fair value of the Flow option using the following inputs at January 22, 2019:

Share price	$3.50
Risk free rate	1.90%
Expected life	0.5 years
Expected volatility	60.00%
Expected dividends	Nil

5

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2020 and 2019 (Unaudited - expressed in Canadian Dollars)

On July 26, 2019, the Company settled the US$2,000,000 loan and the Flow’s option in cash of $2,703,148 and issuance of 150,000 common shares. The value attributable to the Flow’s option of $606,495 was reclassified from liabilities and contributed surplus to share capital (note 17 a)).

(ii)       The Company also agreed to issue a quantity of its common shares based on the trading price of the Company. Specifically, for the period after January 22, 2019 and prior to January 22, 2025, if the five-day volume weighted average trading price of the Company’s common shares equals or exceeds:

•    $10.00, then 150,000 common shares will be issued;

•    $20.00, then 100,000 common shares will be issued;

•    $30.00, then 100,000 common shares will be issued.

The fair value of these shares issuable to Flow was determined to be $712,000 on initial recognition. They are accounted for as equity instruments and recorded in contributed surplus. The Company used Black-Scholes option model to determine the fair value of these shares using the following inputs at January 22, 2019:

Barrier share price	$10 -$30
Risk free rate	1.90%
Expected life	6 years
Expected volatility	80.00%
Expected dividends	Nil

As of June 30, 2020 none of the share trading price thresholds noted above had been met.

b)   Acquisition of Agnity

On April 22, 2019, the Company executed an amending agreement with Agnity to modify the terms of the Royalty Agreement acquired. Pursuant to the amending agreement, both parties agree to establish an Operations Committee for which at all time the Company has the right to nominate a majority of the members of the Operations Committee. As consideration for the amendment, the Company has agreed to fix the royalty payment at US$10,000 per month commencing in March 2019 and to assume $43,050 of Agnity’s liabilities payable to a third party.

Pursuant to the amending agreement the Company determined that it had obtained control over Agnity and its subsidiaries pursuant to IFRS 10 Consolidated Financial Statements. The Company considered several factors in determining if and when it gained control over Agnity including, if it had the right and ability to direct the relevant activities of the entity, the ability to significantly affect its returns through the use of its rights, and whether it had exposure to variable returns.

Factors evaluated include, but are not limited to, delegation of power by Agnity’s Board for the Company to direct Agnity’s relevant activities through an Operations Committee controlled by the Company. Determination of whether the Company has obtained control over Agnity involves judgement based on interpretation of the amending agreement with Agnity and identification and analysis of the relevant facts. In addition, judgement was required to determine if the acquisition represented a business combination or an asset purchase. The Company determined that Agnity and its related subsidiaries represented a business as the assets were an integrated set of activities with inputs, processes and outputs.

Accordingly, the acquisition of Agnity is accounted as a business combination effective on April 22, 2019 using the acquisition method in accordance with IFRS 3 Business Combinations. Given the Company owns nil voting interests in Agnity, the non-controlling interest is measured at the 100% of the net identifiable assets of Agnity acquired.

Agnity develops and sells software applications and technology services that enable telecommunication service providers, network equipment manufacturers and enterprises to design, develop, and deploy communication-centric application solutions on a world-wide basis. Taking control of Agnity will enable the Company to have access to Agnity’s patented technology and gain access to its customer base. In addition, Agnity’s communication platform ensures that AssetCare deployments around the globe are assured of connectivity, supported by Agnity telecommunication solutions.

6

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2020 and 2019 (Unaudited - expressed in Canadian Dollars)
The following table summarizes the acquisition-date fair value of each major class of consideration transferred, the recognized amounts of the identifiable assets acquired, and liabilities assumed, and the resulting measurement of 100% NCI recorded by the Company at the date of acquisition:

Consideration transferred:	Final
Change in fair-value of interest in Royalty Agreement (i)	$167,488
Assumption of Agnity’s liabilities	43,050
Total consideration transferred	$210,538

Fair value of assets and liabilities recognized:	Final
Cash and cash equivalents	$33,524
Trade and other receivables	1,387,723
Prepaid expenses and deposits	46,483
Long term receivable	—
Property and equipment	1,281
Intangible Asset - Technology	8,412,390
Intangible Asset - Customer Relationship	1,468,830
Accounts payable and accrued liabilities	(3,232,910)
Deferred revenue	(457,259)
Loans and borrowings	(5,556,587)
Warrant liability (ii)	(737,419)
Due to related party	(930,608)
Deferred income tax liability	(444,768)
Net identifiable assets acquired (liabilities assumed)	$(9,320)
Allocation to non-controlling interest	$(219,858)

(i)   The fair value of interest in the Royalty Agreement at April 22, 2019 was estimated using the discounted cash flow model. The major inputs employed in the model include forecasted royalty payments and the discount rate of 16%.

(ii)   A warrant was issued by Agnity in 2015 which entitles the warrant holder to acquire 6,324,660 common shares of Agnity at the exercise price of $0.000036 per share at any time until April 15, 2022. The exercise price of the warrant is subject to certain anti-dilution adjustment provisions in the event of certain capital or business transactions. The warrant holder has the option to demand a cash settlement of the warrant for US$552,250 at any time prior to its expiry date if the warrant is not exercised. It is classified as other financial liabilities and measured at its redemption amount of US$552,250 or $737,419 in Canadian dollars on acquisition date, which is equivalent to its assessed acquisition date fair value. The fair value in Canadian dollar equivalent as at June 30, 2020 was $752,055 (December 31, 2019 -$725,086).

There have been no adjustments to the preliminary purchase price allocation recognized at December 31, 2019 in the period ended June 30, 2020.

Revenue of $3,778,756 (six months ended June 30, 2019 restated - $1,844,496) and net income of $497,342 (six months ended June 30, 2019 restated - net income $877,037) from Agnity are included in the consolidated statement of loss and comprehensive loss for the six month period ended June 30, 2020. Had the acquisition of Agnity occurred on January 1, 2019, the consolidated revenue would have been $4,902,457 and the consolidated net loss would have been $6,032,669 for the six months ended June 30, 2019 (restated - note 25). In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2019. There are no acquisition costs associated with this transaction as the business combination with Agnity was effected by way of assessed control in accordance with IFRS 3 and 10.

7

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2020 and 2019 (Unaudited - expressed in Canadian Dollars)

NOTE 6 - AUTOPRO AUTOMATION CONSULTANTS LTD.

On July 10, 2019, the Company closed a series of merger and acquisition transactions resulting in the acquisition of 100% control of Autopro Automation Consultants Ltd. (“Autopro”). The acquisition was completed by way of an amalgamation between 2199027 Alberta Ltd., a subsidiary of the Company, and Fulcrum Automated Technologies Ltd. (“Fulcrum”), an entity established to facilitate the acquisition, with the amalgamated entity being a wholly owned subsidiary of the Company, named Autopro Automation Ltd. Immediately prior to the amalgamation, Fulcrum acquired Autopro. The consideration transferred to the original shareholders of Autopro include cash, issue of promissory notes and 3,600,000 common shares of the Company.

Autopro is a professional engineering and integration firm that specializes in design and implementation of industrial automation solutions, focusing on Canadian oil and gas companies. The acquisition is expected to provide the Company with an increased share of the market through access to Autopro’s customer base in the Canadian oil and gas industry.

The following table summarizes the acquisition-date fair value of each major class of consideration transferred, the recognized amounts of the identifiable assets acquired, and liabilities assumed, and the resulting value of goodwill:

Consideration transferred:	Final
Cash consideration	$4,650,689
Fair value of demand promissory notes issued*	18,000,000
Fair value of common shares transferred**	13,320,000
Total consideration transferred	$35,970,689

*Comprised of two promissory notes with fair-value of $6,000,000 and $12,000,000 which were fully repaid and settled on July 10 and August 8, 2019 respectively; there was no gain or loss on settlement.

**The fair value of shares transferred as consideration is based on the quoted share price on the date of acquisition

Fair value of assets and liabilities recognized:	Final
Cash and cash equivalents	$2,227,739
Trade and other receivables (includes Unbilled revenue of $2,347,207)	5,120,830
Prepaid expenses and deposits	611,104
Right-of-use assets	4,303,215
Property and equipment	548,317
Intangible asset - Customer relationships	12,700,000
Intangible asset - Technology	1,800,000
Accounts payable and accrued liabilities	(2,030,470)
Deferred revenue	(133,556)
Lease liabilities	(4,303,215)
Deferred income tax liability	(3,632,250)
Fair value of net assets acquired	$17,211,714
Goodwill	$18,758,975
$35,970,689

There have been no adjustments to the preliminary purchase price allocation recognized at December 31, 2019 in the period ended June 30, 2020.

8

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2020 and 2019 (Unaudited - expressed in Canadian Dollars)

Goodwill arising from the acquisition is attributable mainly to the skills and technical talent of Autopro’s work force and the synergies expected to be achieved from integrating Autopro into the Company’s existing business. The talent and domain expertise of Autopro’s workforce will enable the Company to establish credibility in the oil and gas, petrochemical, and process manufacturing markets, and accelerate the development of artificial intelligence applications geared toward process industries. None of the goodwill recognized is expected to be deductible for tax purposes.

Revenues of $6,095,308 (six months ended June 30, 2019 - nil) and net loss of $1,162,991 (six months ended June 30, 2019 - nil) from the acquired operations are included in the consolidated statement of loss and comprehensive loss for the six month period ended June 30, 2020. Had the acquisition of Autopro occurred on January 1, 2019, the consolidated revenue would have been $17,524,503 and the consolidated net loss would have been $11,137,764 for the six month period ended June 30, 2019. In determining these amounts, management has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same as if the acquisition had occurred on January 1, 2019.

Transaction costs of $9,869,589 were incurred in connection with the acquisition including consulting fees of $750,000, legal and professional fees of $239,589 and fair value of $8,880,000 for 2,400,000 common shares issued to the original shareholders of Fulcrum for brokering and due diligence services and were recognized in the consolidated statement of loss and comprehensive loss.

NOTE 7 - TRADE AND OTHER RECEIVABLES, CONTRACT ASSETS, AND LONG-TERM RECEIVABLES

	June 30, 2020	December 31, 2019
Trade receivables from contracts with customers	$2,880,510	$5,255,149
Unbilled revenue (note 8)	1,756,342	658,931
GST/HST tax receivable	496,049	415,966
Income taxes receivable	579,123	141,845
Other receivables	583,538	49,695
Business acquisition receivable	—	214,983
Loss allowance	(194,281)	(174,500)
Trade and other receivables	$6,101,281	$6,562,069

Unbilled revenue relates to the Company’s right to consideration for work completed but not billed at the reporting date. Unbilled revenue is transferred to trade and other receivables when services are billed to customers.

As at	June 30, 2020	December 31, 2019
Long-term receivables	$4,397,851	$4,702,636
Less: loss allowance	(119,146)	$(208,401)
Less: current portion of long-term receivables	(3,024,974)	(2,907,806)
Non-current portion of long-term receivables	$1,253,731	$1,586,429

The Company has entered into revenue contracts allowing certain customers making fixed monthly installment payment over an extended period of time, ranging from three to six years, for performance obligations delivered upfront. Interest income is recognized using the effective interest rate method over the relevant contractual term in relation to the financing component of the revenue arrangement. The interest rate is determined based on the market interest rate factoring in the customers’ credit rating at the inception of the revenue contract.

9

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2020 and 2019 (Unaudited - expressed in Canadian Dollars)
Significant changes in contract asset balance during the period are as follows:

Contract assets
Balance at December 31, 2019	$—
Additions	81,113
Less: amortization to cost of sales	(5,115)
Balance at June 30, 2020	$75,998
Less: current portion of contract assets	(27,038)
Non-current portion of contract assets	$48,960

NOTE 8 - REVENUE

In the following table, revenue is disaggregated by nature and timing of revenue recognition.

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
		Restated		Restated
		(note 25)		(note 25)
AssetCare initialization	$1,352,021	$1,499,656	$3,424,874	$1,610,630
AssetCare over time	2,683,670	548,614	3,676,215	765,297
Engineering services	974,391	—	4,467,197	—
Total	$5,010,082	$2,048,270	$11,568,286	$2,375,927

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
		Restated		Restated
		(note 25)		(note 25)
Revenue recognized over time	$4,151,005	$548,614	$8,636,356	$765,297
Revenue recognized at point in time upon completion	859,077	1,499,656	2,931,930	1,610,630
Total	$5,010,082	$2,048,270	$11,568,286	$2,375,927

10

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2020 and 2019 (Unaudited - expressed in Canadian Dollars)
Significant changes in unbilled revenue and deferred revenue balances during the period are as follows:

	Unbilled revenue (note 7)	Deferred Revenue
Balance at January 1, 2019	$—	$133,678
Acquired in business combination (note 6)	2,347,207	133,556
Acquired in business combination (note 5)	—	457,259
Additions	9,595,535	5,309,436
Less: Transferred to trade and other receivables	(11,278,312)	—
Less: Recognized in revenue	—	(4,878,419)
Less: Loss allowance	(5,499)	—
Currency translation adjustment	—	(17,229)
Balance at December 31, 2019	$658,931	$1,138,281
Acquired in business combination (note 23)	$117,686	$—
Additions	13,206,525	4,152,463
Less: Transferred to trade and other receivables	(12,242,443)	—
Less: Recognized in revenue	—	(3,288,950)
Less: Applied to outstanding trade receivables	—	(31,124)
Currency translation adjustment	15,643	42,804
Balance at June 30, 2020	$1,756,342	$2,013,474

NOTE 9 - PREPAID EXPENSES AND DEPOSITS
	June 30, 20201	December 31, 2019
Prepaid insurances	$53,301	$102,888
Deposits	146,420	149,716
Deferred finance costs	—	154,834
Prepaid licenses	591,227	—
Prepaid services	284,665	—
Other prepaid costs	349,022	419,881
Prepaid expenses and deposits	$1,424,635	$827,319
Less: current portion of prepaid expenses and deposits	926,015	740,406
Long term portion of prepaid expenses and deposits	$498,620	$86,913

11

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2020 and 2019 (Unaudited - expressed in Canadian Dollars)
NOTE 10 - PROPERTY AND EQUIPMENT

	Office Furniture and Equipment	Leasehold Improvements	Computer Equipment	Total
Costs:
Balance at December 31, 2018	$10,117	$239,555	$52,966	$302,638
Additions	30,529	74,641	32,952	138,122
Acquisitions (notes 5 and 6)	253,057	64,366	232,175	549,598
Impairment	—	—	(14,460)	(14,460)
Effect of foreign exchange translation	(1,339)	(1,973)	(6,990)	(10,302)
Balance at December 31, 2019	$292,364	$376,589	$296,643	$965,596
Additions (note 23)	3,629	—	90,948	94,577
Effect of foreign exchange translation	1,262	1,357	5,419	8,038
Balance at June 30, 2020	$297,255	$377,946	$393,010	$1,068,211

	Office Furniture and Equipment	Leasehold Improvements	Computer Equipment	Total
Accumulated Depreciation:
Balance at December 31, 2018	$410	$13,433	$13,318	$27,161
Depreciation	44,729	71,143	123,272	239,144
Effect of foreign exchange translation	(1,321)	(1,577)	(8,363)	(11,261)
Balance at December 31, 2019	$43,818	$82,999	$128,227	$255,044
Depreciation	41,219	41,042	103,199	185,460
Effect of foreign exchange translation	1,162	1,204	2,580	4,946
Balance at June 30, 2020	$86,199	$125,245	$234,006	$445,450
Carrying amounts:
Balance at December 31, 2019	$248,546	$293,590	$168,416	$710,552
Balance at June 30, 2020	$211,056	$252,701	$159,004	$622,761

NOTE 11 - LEASES

The Company leases buildings for its office space. The leases of office space run for a period ranging from 3 to 5 years. Some leases include an option to renew the lease for an additional period of the same duration after the end of the contract term. The Company also leases equipment and vehicles with lease terms of 3 to 5 years. In some cases, the Company has options to purchase the assets at the end of the contract term.

12

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2020 and 2019 (Unaudited - expressed in Canadian Dollars)
Right-of-use assets:

	Office	Vehicles	Equipment	Total
Balance at December 31, 2019	$3,976,173	$54,028	$176,607	$4,206,808
Acquired right-of-use asset (note 23)	222,109	—	—	222,109
Additions during the period	6,158	—	—	6,158
Depreciation charge for the period	(376,611)	(11,570)	(63,009)	(451,190)
Effect of foreign exchange translation	7,819	—	(208)	7,611
Balance at June 30, 2020	$3,835,649	$42,458	$113,390	$3,991,497

Lease liabilities:
	June 30, 2020	December 31, 2019
Maturity analysis - contractual undiscounted cash flows
Less than one year	$1,128,256	$1,053,962
One to five years	3,797,493	3,244,150
More than five years	415,094	1,342,920
Total undiscounted lease liabilities	$5,340,843	$5,641,032

Lease liabilities	$4,213,287	$4,362,084
Current	$808,271	$720,457
Non-current	$3,405,016	$3,641,627

Amounts recognized in consolidated statements of loss and comprehensive loss:

	Three months ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Leases under IFRS 16
Interest on lease liabilities recorded in
finance costs (note 21)	$92,593	$9,803	$181,992	$12,241

Amount recognized in consolidated statement of cash flows:
	Six months ended June 30,
	2020	2019
Total cash outflow for leases included in operating activities	$181,991	$12,241
Total cash outflow for leases included in financing activities	$385,801	$72,468

13

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2020 and 2019 (Unaudited - expressed in Canadian Dollars)
NOTE 12 - INTANGIBLE ASSETS AND GOODWILL

Intangible assets:	Patents and Trademarks	Customer Relationships	Technology	Total
Costs:
Balance at December 31, 2018	$192,032	$2,118,739	$1,590,958	$3,901,729
Additions	—	—	—	—
Acquisitions (notes 5 and 6)	—	14,168,830	10,212,390	24,381,220
Effect of foreign exchange translation	(9,374)	(46,579)	(47,366)	(103,319)
Balance at December 31, 2019	$182,658	$16,240,990	$11,755,982	$28,179,630
Additions (i)(ii)	—	—	2,278,717	2,278,717
Acquisitions (note 23)	—	867,241	551,880	1,419,121
Effect of foreign exchange translation	9,990	85,688	77,724	173,403
Balance at June 30, 2020	$192,648	$17,193,919	$14,664,303	$32,050,871

	Patents and Trademarks	Customer Relationships	Technology	Total
Accumulated Amortization and impairments:
Balance at December 31, 2018	$51,238	$333,430	$349,188	$733,856
Amortization	36,564	1,668,090	1,618,368	3,323,022
Impairment	—	—	507,433	507,433
Effect of foreign exchange translation	(3,219)	(23,895)	(28,656)	(55,770)
Balance at December 31, 2019	$84,583	$1,977,625	$2,446,333	$4,508,541
Amortization	17,933	1,302,322	1,224,249	2,544,504
Effect of foreign exchange translation	4,574	38,074	56,265	98,913
Balance at June 30, 2020	$107,090	$3,318,021	$3,726,847	$7,151,958
Carrying amounts:
Balance at December 31, 2019	$98,075	$14,263,365	$9,309,649	$23,671,089
Balance at June 30, 2020	$85,558	$13,875,898	$10,937,456	$24,898,913

(i)   On February 7, 2020, the Company signed an agreement to acquire technologies from AirFusion, Inc. (“AirFusion”), an artificial intelligence visual inspection and monitoring technology provider based in Boston. The purchase consideration for the acquisition of AirFusion's intellectual property consisted of cash, common shares (note 17), and a contingent consideration if certain conditions are met during a specified period. As of June 30, 2020, these conditions were not met and the contingent consideration has a value of nil. This transaction is not material to the Company. This transaction is accounted for as an asset acquisition as it met the concentration test under IFRS 3 Business Combination. The common shares consideration was accounted for under IFRS 2 Share Based Payment. Along with this transaction, the Company also purchased the option to acquire a company related to AirFusion which was accounted for under IFRS 9 Financial Instruments as derivative asset in the consolidated statements of financial position. AirFusion’s AI-derived results from wind turbine blade images are the best the Company has seen, reducing processing times by over 90% without compromising high accuracy. The acquisition of the AirFusion technology gives mCloud a serious competitive edge over other wind blade inspection providers. The acquisition was closed on May 15, 2020.

(ii)  In addition to the acquisition of AirFusion intellectual property, the Company capitalized certain research and development expenditures related to development of various technologies related to AssetCare. These development expenditures met the criteria for capitalization under IAS 38 Intangible Assets.

14

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2020 and 2019 (Unaudited - expressed in Canadian Dollars)
Goodwill:	June 30, 2020	December 31, 2019
Opening Balance	$18,758,975	$—
Acquisition (note 6 and 23)	$2,751,672	$18,758,975
Effect of foreign exchange translation	105,890	—
Ending Balance	$21,616,537	$18,758,975

NOTE 13 - TRADE PAYABLES AND ACCRUED LIABILITIES

	June 30, 2020	December 31, 2019
Trade payables	$5,312,664	$4,513,404
Accrued salaries	1,494,210	1,438,723
Accrued liabilities	2,274,863	2,218,433
Interest payable	407,462	390,662
Other	818,791	276,145
	$10,307,990	$8,837,367

NOTE 14 - BUSINESS ACQUISITION PAYABLE

	June 30, 2020	December 31, 2019
Opening balance (i)	$1,043,314	$1,088,791
Contingent consideration recognized at acquisition of CSA (ii) (note 23)	879,423	—
Effect of foreign exchange differences	49,005	(45,477)
Business acquisition payable	$1,971,742	$1,043,314
Less: current portion of business acquisition payable	1,683,649	$1,043,314
Long-term portion of business acquisition payable	$288,093	$—

(i)   The opening balance for the year ended December 31, 2019 relates to the acquisition consideration payable associated with the FDSI acquisition completed in 2017. Management has ascertained certain contractual obligations contained in the original purchase agreement with the sellers of FDSI may not have been fully met which may result in a reduction of the business acquisition payable in future periods.

(ii)   The amount represents the contingent consideration associated with the acquisition of CSA. This amount is payable over two years from the date of the acquisition, in cash and in common shares of the Company, to the former shareholders of CSA.

15

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2020 and 2019 (Unaudited - expressed in Canadian Dollars)
NOTE 15 - LOANS AND BORROWINGS

	June 30, 2020	December 31, 2019
Debenture payable to Industry Canada (a)	$70,771	$63,968
Oracle financing (b)	—	205,887
Prosperity facility (c)	123,240	780,118
Term loan (d)	11,816,320	12,572,479
Promissory note (e)	—	500,000
Loan payable (f)	323,567	—
Government loans (g)	1,131,859	—
Carrying value of debt at amortized cost	$13,465,757	$14,122,452
Less: unamortized debt issuance costs	(129,301)	(149,397)
Less: effect of favourable interest rate recognized as government grant in other income	(100,051)	—
Less: current portion of loans and borrowings	(2,150,831)	(3,004,717)
Long term portion of loans and borrowings	$11,085,574	$10,968,338

a)    The debenture payable, due to Industry Canada is repayable in annual installments of $28,500 on June 30 of each year until June 30, 2022, is unsecured and bears no interest. As this amount is to be settled in less than three years, the balance was initially recorded at the present value discounted at 21.0% which was determined to be the market rate of interest at its inception.

b)    The balance relates to amounts due under a payment arrangement with Oracle Credit Corporation. It is unsecured, bears interest at 5%, and was paid in full in the first quarter of 2020.

c)    On December 19, 2018, ACI and Prosperity Funding, Inc. (“Prosperity”), an unrelated party, entered into a factoring and security agreement with full recourse. Pursuant to the agreement, Prosperity advances funds to ACI for the right to collect cash flows from factored accounts receivable and charges fees for its services. Prosperity advances funds to ACI at 85% of accounts receivable factored. The outstanding balance bears an interest that equals a prime rate, as published by the Wall Street Journal, plus 3.99% (with prime rate floor being 5.25%).

d)    On August 7, 2019, a subsidiary of the Company, Autopro, entered into a term loan facility with Integrated Private Debt Fund VI LP in the amount of $13,000,000 (the “Loan”). Proceeds of the Loan of $12,833,500, net of transaction costs of $166,500, were used to fund the repayment of certain outstanding notes of the Company related to its acquisition of Autopro (note 6) and for working capital purposes. The Loan bears an interest of 6.85% per annum and requires blended monthly payments of principal and interests based on a seven-year amortization schedule. The Loan matures on August 7, 2026. The Loan is secured against the assets of Autopro and the Company. Autopro is also required to maintain the following financial covenants tested on a rolling four quarters consolidated basis:

•    A ratio of total funded debt to EBITDA equal or less the specified thresholds;

•    A ratio of debt service coverage equal to or greater than the specified thresholds.

Autopro was approved by Integrated Private Debt Fund VI LP to test its first quarterly financial covenant as of October 31, 2019 based on its rolling four quarter results from November 1, 2018 to October 31, 2019, and thereafter to test its covenant compliance based on calendar quarters starting from the quarter ended December 31, 2019. Subsequently, Integrated Private Debt Fund VI LP waived the requirement to test covenants for the quarter ended March 31, 2020 and June 30, 2020.

e)    On December 27, 2019, the Company issued a promissory note to a shareholder of a Company for $500,000 and a lump sum interest of $10,000. The promissory note was paid on January 16, 2020.

f)    On January 24, 2020, the Company completed the acquisition of CSA, Inc. (note 23) which resulted in an assumption of a loan to a former shareholder of CSA, Inc. The loan is due on demand and bears no interest.

16

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2020 and 2019 (Unaudited - expressed in Canadian Dollars)
g) During the second quarter of 2020, the Company received low interest loans totaling $1,131,859 from the US and Canadian government to help alleviate the impact of the COVID-19 outbreak to its business. These loans bear interest between 0% and 5%, and mature between 2 and 5 years. A portion of or the entirety of these loans may be forgiven if certain conditions are met. The benefits received by the Company from these loans, where interest rates are lower than market rates, were accounted for under IAS 20 Accounting for Government Grants and Disclosure of Government Assistance and recorded as other income in the consolidated statements of loss and comprehensive loss. Market interest rate of 8% was determined by looking at comparable loans with similar terms, adjusted for credit risk rating of the Company.

NOTE 16 - CONVERTIBLE DEBENTURES
	June 30, 2020	December 31, 2019
Opening Balance	$17,753,016	$—
Proceeds from issuance of convertible debentures	—	23,507,500
Transaction costs	—	(703,451)
Total	$17,753,016	$22,804,049
Equity component, net of transaction cost of $192,657	—	(6,153,867)
Conversion of debentures into units (note 17)	(50,000)	—
Interest paid	(1,172,875)	(1,027,413)
Accreted interest at effective interest rate of 24%	2,134,913	2,130,247
Carrying amount of liability component	$18,665,054	$17,753,016
Less: accrued interest recorded in trade payables and accrued liabilities
(note 13)	(220,324)	(217,070)
Long term portion of convertible debentures	$18,444,730	$17,535,946

On July 11, 2019, the Company completed a private placement offering of convertible unsecured subordinated debentures (the “Debentures”) at a price of $100 per Debenture (the “Offering”) for total aggregate gross proceeds of $23,507,500 and net cash proceeds of $22,865,049. The private placement was completed in three separate tranches including the first tranche of the Debentures for gross proceeds of $16,659,000 closed at June 24, 2019, the second tranche for gross proceeds of $1,740,000 closed at June 28, 2019, and the final tranche for gross proceeds of $5,108,500 closed at July 11, 2019.

The Debentures bear interest from each applicable issuance date at a rate of 10% per annum, calculated and paid quarterly on the last day of August, November, February and May of each year. The first interest payment was due on August 31, 2019 and consisted of interest accrued from and including the closing of each tranche of the Offering (each, a “Closing Date”) to August 31, 2019. The Debentures mature on May 31, 2022 (the “Maturity Date”), and the principal amount is repayable in cash upon maturity if the Debentures have not been converted.

The principal amount of the Debentures is convertible into units of the Company (the “Units”) at the option of the holder at any time prior to the close of business on the last business day immediately preceding the Maturity Date, at a conversion price of $5.00 per Unit (the “Conversion Price”). Holders converting their Debentures will receive accrued and unpaid interest thereon in cash for the period from and including the date of the last interest payment date to, but excluding, the date of conversion. Each Unit is comprised of one common share of the Company (each, a "Common Share") and one Common Share purchase warrant (each, a "Warrant"). Each Warrant is exercisable to acquire one Common Share at an exercise price of $7.50 per Common Share until the date that is the earlier of 60 months following the initial Closing Date and the date specified in any acceleration notice. In the event of a change of control, the holders of the Debentures have the right to require the Company to either purchase the Debentures at 100% of the principal amount plus unpaid interest to the Maturity Date, or if the change of control results in a new issuer, convert the Debentures into a replacement debenture of the new issuer in the aggregate principal amount of 101% of the aggregate principal amount of the Debenture.

The Company incurred cash transaction costs of $642,451 and non-cash transaction costs of 59,871 broker warrants valued at $61,000 (note 17 (b))). The transaction costs were allocated between the debt host liability component and the equity component on a prorated basis.

Each Debenture contains a non-derivative debt host liability, an embedded derivative relating to the holders’ put option in the event of change of control and a holders’ conversion option:

17

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2020 and 2019 (Unaudited - expressed in Canadian Dollars)

The debt host liability component is classified as a financial liability and on initial recognition was recorded at fair value of $16,650,182, net of transaction costs of $510,794. The fair value of the debt host liability component is calculated using a market interest rate of 25% for an equivalent, non-convertible loan at the date of issue. Judgement was required in determining interest rate that the Company would have had to pay had the Debentures been issued without a conversion feature. Subsequent to initial recognition, the debt host liability is measured at amortized cost and accreted to its face value over the term of the Debentures using an effective interest rate of 24%.

The embedded derivative relating to the contingent holders’ put option in the event of change of control was recorded separately from the host liability as its characteristics and risks are not closely related to those of the host contract. The embedded derivative component is initially measured at fair value and subsequent changes in fair value are recorded through profit and loss. The fair value of the embedded derivative at inception of the debentures and at the period end was nominal as the likelihood of a change of control was determined by management to be remote.

The holders’ conversion option is classified as an equity instrument and on initial recognition recorded at the residual value of $6,346,524. The amount of $4,488,214 after netting of transaction costs of $192,657 and deferred tax effect of $1,665,653 is recorded in contributed surplus at December 31, 2019.

NOTE 17 - SHARE CAPITAL
a) Common shares

Authorized: Unlimited number of voting common shares:
Issued and outstanding:	Number of Shares	Amount ($)
Balance, December 31, 2018	9,090,148	$19,815,174
RSUs exercised (note 18(b))	35,716	142,277
Stock options exercised (note 18(a))	152,500	658,074
Warrants exercised (b)	399,528	1,865,773
Consideration for the Autopro Acquisition (note 6)	3,600,000	13,320,000
Shares issued for transaction services relating to Autopro Acquisition (note 6)	2,400,000	8,880,000
Shares issued on repayment of loan from Flow Capital (note 5(a))	150,000	606,495
Shares issued for settlement of debt (i)	20,896	84,252
Common share issuance costs	—	(3,300)
Balance, December 31, 2019	15,848,788	$45,368,745
RSUs exercised (note 18(b))	103,463	362,532
Stock options exercised (note 18(a))	20,000	166,400
Warrants exercised (b)	344,345	1,860,618
Shares issued on business combination - acquisition of CSA (note 23)	380,210	2,304,073
Shares issued on conversion of debentures (note 16)	10,000	50,000
Shares issued on asset acquisition - (note 12)	200,000	820,000
Conversion of special warrants (b)	3,666,162	12,217,171
Balance, June 30, 2020	20,572,968	63,149,539

(i) During February and September 2019, the Company issued 5,896 and 15,000 common shares respectively for settlement of outstanding debt to vendors for services provided. The Company valued these common shares based on the trading price of the Company’s shares on the date of issuance.

18

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2020 and 2019 (Unaudited - expressed in Canadian Dollars)

On May 26, 2020, the Company signed a subscription agreement for a $4,000,000 unit offering with a prominent investor based in Europe at a price of USD $2.88 per unit. Each unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitles the holder to purchase one common share of the Company at an exercise price of USD $3.92 per common shares for a term of five years following the closing of the offering. On July 9, 2020, the subscription agreement was amended resulting in a decrease of the unit price to USD $2.70 (CAD $3.65) and fixing the exercise price of the Warrant to CAD $4.75. This unit offering closed on July 16, 2020 when the respective units were issued to the investor.

b) Warrants

The Company’s warrants outstanding as at June 30, 2020 and December 31, 2019 and the changes for the six months ended June 30, 2020 is are as follows:
	Number of Warrants	Weighted Average Exercise Price $
Balance, December 31, 2018	3,313,133	$4.50
Issued	59,871	4.82
Exercised	(399,528)	(4.32)
Expired	(629,698)	(4.50)
Balance, December 31, 2019	2,343,778	$4.54
Issued (i) (ii)	5,175,956	4.50
Exercised (i)	(3,674,304)	4.02
Expired	(63,650)	4.16
Balance, June 30, 2020	3,781,779	$5.00

(i)   During the six months ended June 30, 2020, the Company issued 3,332,875 (year ended December 31, 2019 - 59,871) warrants at a price of $4.00 per special warrant, in connection with the closing of a special warrant financing arrangement (the “Offering”) whereby the Company received aggregate gross proceeds of $13,331,500. Each Special Warrant is automatically exercisable into units of the Company (each, a “Unit”), for no additional consideration, on the earlier of: (i) the third business day following the date on which a final prospectus qualifying the distribution of the Units issuable upon exercise of the Special Warrants (the “Qualifying Prospectus”) is filed and deemed effective; and (ii) May 15, 2020, being 4 months and 1 day after the Closing Date (the “Automatic Exercise Date”). Each Special Warrant may be exercised voluntarily by the holder at any time on or after the Closing Date, but before the Automatic Exercise Date. Upon voluntary exercise or automatic exercise, each Special Warrant entitles the holder to one Unit, consisting of one common share of the Company (“Common Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder (“Warrant holder”) to acquire one Common Share at an exercise price of $5.40 per Common Share (the “Exercise Price”) for a term of five years until January 14, 2025. The Company agreed that in the event that the Qualification Event was not completed on or before 5:00 pm (EST) on March 14, 2020 (the "Qualification Deadline"), each unexercised Special Warrant will thereafter entitle the holder to receive, upon the exercise thereof, at no additional cost, 1.1 Units per Special Warrant (instead of one Unit) (the "Penalty Provision"). As the Qualification Event was not completed prior to the Qualification Deadline, each holder of a Special Warrant is entitled to receive, without payment of additional consideration, 1.1 Units per Special Warrant (in lieu of 1 Unit per Special Warrant) upon exercise or automatic exercise of the Special Warrants. A receipt for the Qualifying Prospectus was obtained on April 29, 2020.

On May 4, 2020, all the special warrants were converted into Units of the Company resulting in a further issuance of 1,833,081 share purchase warrants.

The Special Warrants were offered pursuant to an agency agreement for which the Agents of the transaction received a cash commission of $1,084,329 or 8% of the gross proceeds under the Offering. In addition, the Company also incurred $30,000 of share issuance costs for legal and transfer agent fees in connection with the issuance of the special warrants.

(ii)   On January 31, 2020, an aggregate principal amount of $50,000, in outstanding convertible debentures (note 16), was converted into Units of the Company resulting in the issuance of 10,000 share purchase warrants.

19

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2020 and 2019 (Unaudited - expressed in Canadian Dollars)
Warrants outstanding as at June 30, 2020 were as follows:
Expiry Date	Exercise Price $	Outstanding Warrants
October 18, 2020	$3.50	25,115
December 2, 2020	5.00	85,375
February 13, 2021	4.50	3,182
February 15, 2021	4.50	223,425
March 19, 2021	4.50	148,969
June 1,2021	4.50	751,564
October 18, 2021	5.00	642,317
June 20, 2022	5.00	58,751
January 14, 2025	5.40	1,833,081
June 24, 2024	7.50	10,000
	$5.04	3,781,779
Weighted average remaining contractual life of outstanding warrants is 2.73 years (2019 - 1.37 years).

NOTE 18 - SHARE BASED COMPENSATION

On December 17, 2016, the Company established an equity incentive plan (the “Plan”) which provides for the granting of incentive stock options, non-statutory stock options, share appreciation rights, restricted share awards, restricted share unit awards, and other share awards (collectively “Share Awards”) to selected directors, employees and consultants for a period of 10 years from the establishment of the Plan. The Plan is intended to help the Company secure and retain the services and provide incentives for increased efforts for the success of the Company. The Board of Directors grants Share Awards from time to time based on its assessment of the appropriateness of doing so in light of the long-term strategic objectives of the Company, its current stage of development, the need to retain or attract particular key personnel, the number of Share Awards already outstanding and overall market conditions.

The number of common shares reserved for issuance under the Plan will not exceed 10% of the Company’s issued and outstanding common shares at the time of any grant (the “Share Reserve”). Repurchase or return of previously issued shares to the Plan increase the number of shares available for issue.

The Company’s recorded share based compensation for the period ended June 30, 2020 and 2019 comprised the following:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
		Restated		Restated
		(note 25)		(note 25)
Stock options (a)	$149,858	$126,023	$381,116	$177,121
Restricted share units (b)	138,921	113,092	308,524	368,230
	$288,779	$239,115	$689,640	$545,351

a) Stock Options

Under the Company’s Plan, the maximum number of shares reserved for exercise of all options granted by the Company may not exceed 10% of the Company’s shares issued and outstanding at the time the options are granted. The exercise price of each option granted under the Plan is determined at the discretion of the Board but shall not be less than the Discounted Market Price (as defined in the policies of the Exchange), or such other price as permitted pursuant to a waiver obtained from the Exchange, of Common Shares on the effective date of grant of the option. The vesting provisions for issued options are determined at the discretion of the Board.

Each vesting tranche in an award is considered a separate award with its own vesting period. The stock options granted have various vesting terms ranging from immediate vesting to 3 years. Compensation expense is recognized over the tranche’s vesting period by increasing contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

20

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2020 and 2019 (Unaudited - expressed in Canadian Dollars)
Movements in the number of stock options outstanding and their related weighted average exercise prices are as follows:
	Number of Options	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)
Balance, December 31, 2018	285,000	$3.90	4.18
Granted	969,833	3.74	6.36
Exercised	(152,500)	3.54	4.98
Cancelled	—	—	—
Forfeited	(53,350)	3.45	6.37
Balance, December 31, 2019	1,048,983	$3.83	5.97
Granted	35,000	4.21	9.76
Exercised	(20,000)	3.50	3.96
Forfeited	(51,200)	3.78	7.34
Expired	(15,000)	3.50	0.93
Cancelled	(100,000)	3.50	2.45
Balance, June 30, 2020	897,783	$3.89	6.56

The Company fair valued the options using the Black-Scholes option pricing model with the following inputs:

	2020	2019 - restated
Grant date share price	$4.20 - $4.35	$2.90 - $3.82
Exercise price	$4.20 - $4.25	$2.90 - $4.10
Risk free rate	0.64% - 0.65%	1.33% - 1.91%
Expected life, years	6.50	0.160 - 6.50
Expected volatility	64%	60% - 79%
Expected dividends	—%	—%
Forfeiture rate	—%	—%

Total fair value of stock options granted during the six months ended June 30, 2020 was $88,070 (six months ended June 30, 2019 restated - $510,791). As at June 30, 2020, unrecognized share-based compensation expense related to non-vested stock options granted is $614,918 (June 30, 2019 restated - $1,525,378).

21

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2020 and 2019 (Unaudited - expressed in Canadian Dollars)
Stock options outstanding and exercisable at June 30, 2020 are as follows:
Expiry Date	Exercise Price $	Number of Options
June 25, 2022	$3.50	41,667
April 12, 2023	3.50	37,499
December 13, 2023	6.01	40,000
January 2, 2024	2.90	3,333
January 22, 2024	3.45	1,667
February 19, 2024	3.35	6,667
February 19, 2024	3.50	67,500
February 25, 2024	3.40	35,033
April 2, 2024	4.10	67,500
May 24, 2029	3.90	8,333
June 25, 2029	3.50	5,000
314,199

b)   Restricted Share Units

RSUs have various terms ranging from immediate vesting up to three years. However, vesting may be accelerated, or different vesting schedules may be implemented, at the discretion of the compensation committee. Vested RSUs are satisfied by the Company through issuance of common shares to the holder equal to the number of vested RSUs. The issuance of shares to satisfy vested RSUs is initiated by the holder of the RSUs. RSUs earn additional RSUs for the dividends that would otherwise have been paid on the RSUs as if they had been issued as of the date of the grant. The number of additional RSUs is calculated using the average market price of the Company’s shares in the five days immediately preceding each distribution.

The Company’s obligation to issue shares on the vesting of RSUs is an unfunded and unsecured obligation of the Company.

A continuity of RSUs is as follows:

Number of Units
Balance, December 31, 2018	305,333
Granted	214,919
Exercised	(35,716)
Forfeited	(29,167)
Balance, December 31, 2019	455,369
Granted	70,297
Exercised	(103,464)
Withheld (i)	(42,469)
Balance, June 30, 2020	379,733

During the period ended June 30, 2020 the Company awarded 40,000 RSUs to directors and employees of the Company with a total fair value of $170,500. In addition, 30,297 RSUs with a total fair value of $143,002, were issued to settle debt owed to an employee of the Company. The fair value of each RSU is based on the market price of the Company’s common shares on the date of grant. As at June 30, 2020, unrecognized share-based compensation expense related to non-vested RSUs granted is $555,875.

(1)  During the six month period ended June 30, 2020, a portion of the RSUs granted to key management personnel of the Company vested and were exercised. RSU holder’s elected for the RSUs exercised to be settled net of any tax withholding obligations and the Company has treated these RSUs in their entirety as equity-settled in accordance with IFRS 2. The fair value of the RSUs granted was $3.40 based on the TSX closing price for the Company’s shares at date of grant. A total of 42,469 RSUs were withheld to settle and pay the tax obligations for the RSU holders with the balance of 77,331 RSUs settled by issuance of common shares to the holders.

22

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2020 and 2019 (Unaudited - expressed in Canadian Dollars)

NOTE 19 - FINANCIAL INSTRUMENTS

Fair values

When measuring the fair value of an asset or a liability, the Company uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs in the valuation techniques as follows:

•     Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities

•     Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

•     Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

The carrying values of cash and cash equivalents, trades and other receivables, bank indebtedness, trade payables and accrued liabilities, business acquisition payable, and due to and from related parties approximate their fair values due to the immediate or short-term nature of these instruments. The fair values of derivative asset, longterm receivables, loans and borrowings and convertible debentures approximate their carrying values as they were either recently issued by the Company or fair valued as part of the acquisition purchase price allocations. There has been no significant change in credit and market interest rates since the date of their issuance.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Capital and Risk Management

The Company’s objective and polices for managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. The Company manages its capital structure and makes changes based on economic conditions, risks that impact the consolidated operations and future significant capital investment opportunities. In order to maintain or adjust its capital structure, the Company may issue new equity instruments or raise additional debt financing.

The Company is exposed to a variety of financial risks by virtue of its activities: market risk credit risk, interest rate risk, liquidity risk and foreign currency risk. The Board of Directors has overall responsibility for the determination of the Company’s capital and risk management objectives and policies while retaining ultimate responsibility for them. The Company’s overall capital and risk management program has not changed throughout the year. It focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. Risk management is carried out by the finance department under policies approved by the Board of Directors. The finance department identifies and evaluates financial risks in close cooperation with management.

Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The Company is mainly exposed to credit risk from credit sales. Management of the Company monitors the credit worthiness of its customers by performing background checks on all new customers focusing on publicity, reputation in the market and relationships with customers and other vendors. Further, management monitors the frequency of payments from ongoing customers and performs frequent reviews of outstanding balances. The Company considers that there has been a significant increase in credit risk when contractual payments are more than 90 days past due.

Provisions for outstanding balances are set based on forward looking information and revised when there is a change in the circumstances of a customer that would result in financial difficulties as indicated through a change in credit quality or industry factors and create doubt over the receipt of funds. Such reviews of a customer’s circumstances are done on a continued basis through the monitoring of outstanding balances as well as the frequency of payments received. An accounts receivable is completely written off once management determines the probability of collection to be not present.

23

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2020 and 2019 (Unaudited - expressed in Canadian Dollars)

The Company applies IFRS 9 simplified approach to measuring expected credit losses which uses the lifetime expected credit loss allowance for all trade and other receivables, unbilled revenue and long-term receivables. To measure the expected credit losses, trade receivables and other receivables, unbilled revenue and long-term receivables have been grouped based on similar credit risk profiles and the days past due. Unbilled revenue has lower risk profile as the trade receivables for the same type of contracts and therefore expected credit losses is estimated based on specific facts and circumstances at each reporting date. The Company has therefore concluded that the expected loss rates for the trade receivables are a reasonable approximation of the loss rates for unbilled revenue. The expected loss rates are based on payment profiles over period of time and the corresponding historical credit losses experienced over this same period. The Company also records specific credit loss allowance based on facts and circumstances on specific customers when indicator of loss is identified. The historical loss rates are adjusted to reflect relevant factors affecting the ability of the customer to settle the receivables.

As at June 30, 2020, the loss allowance was $313,427 (December 31, 2019 - $382,901). The entirety of the loss allowance relates to provision for bad debt on trade and other receivables and long-term receivables.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is subject to interest rate risk with respect to its cash and cash equivalent; however, the risk is minimal because of their short-term maturity. All of the Company’s interest-bearing debt instruments have fixed interest rates and are not subject to interest rate cash flow risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company generally relies on funds generated from operations, external financing or key management to provide sufficient liquidity to meet budgeted operating requirements. Taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continuing to review its needs to seek financing opportunities in accordance to its capital risk management strategy. The Company had cash of $1,174,584 and $529,190 as at June 30, 2020 and December 31, 2019, respectively.

Foreign currency risk

Foreign currency risk is defined as the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company maintains financial instruments and enters into transactions denominated in foreign currencies, principally in USD, which exposes the Company to fluctuating balances and cash flows due to various in foreign exchange rates.

At June 30, 2019, the CAD equivalent carrying amount of the Company’s USD denominated monetary assets and liabilities was $5,461,772 ($4,574,783 as at December 31, 2019) and $7,617,796 ($3,798,018 as at December 31, 2019), respectively.

NOTE 20 - RELATED PARTY TRANSACTIONS

The related party transactions are in the normal course of operations and have been valued in these consolidated interim financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company defines key management personnel as being the directors and key officers.

24

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2020 and 2019 (Unaudited - expressed in Canadian Dollars)
For the three and six months ended June 30, 2020 and 2019, the compensation awarded to key management personnel is as follows:
	Three Months Ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
		Restated (note 25)		Restated (note 25)
Salaries, fees and short-term benefits	$442,944	$320,377	$867,776	$695,258
Share-based compensation	183,578	61,471	364,630	150,302
	$626,522	$381,848	$1,232,406	$845,560

Due from related party

At June 30, 2020, the Company had a $32,464 (December 31, 2019 - nil) of receivable, non-interest bearing, with a shareholder of the Company.

Due to related party

At June 30, 2020, the Company had $837,856 (December 31, 2019 - $799,038) due to an entity controlled by the principal owner of Agnity for purchase of assets. The amount is unsecured, non-interest bearing and due on demand.

Related party transactions

On May 15, 2019, the Company, through its wholly owned subsidiary, mCloud Technologies (Canada) Inc., executed a Master Services and Development Agreement (“MSDA”) with a related party entity sharing a common key management personnel. The related party entity was engaged to assist in the development of temperature and occupancy sensors specific to the Company’s needs. During the three and six months ended June 30, 2020, the Company recognized nil and $130,000, respectively, (three and six months ended June 30, 2019 - nil and nil) in capitalized research and development expenses relating to the MSDA. There were no outstanding payable balances in connection with the MSDA as at June 30, 2020.

The Company engaged an entity partially owned by the principal owner of Agnity to perform consulting services in the amount of $618,190 and $1,229,485 in three and six months ended June 30, 2020, respectively (three and six months ended June 30, 2019 - $456,504). At June 30, 2020, the Company had $1,334,483 (December 31, 2019 - $1,533,117) due to the entity, the balance is included in trade payables and accrued liabilities balance.

NOTE 21 - FINANCE COSTS

For the six months ended June 30:
	Three Months Ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
		Restated		Restated
		(note 25)		(note 25)
Interest on loans and borrowings	$406,636	$42,254	$516,383	$87,635
Interest on convertible debentures (note 16)	1,078,162	70,495	2,134,913	70,495
Interest on lease liabilities	92,593	9,803	181,992	12,241
	$1,577,391	$122,552	$2,833,288	$170,371

25

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2020 and 2019 (Unaudited - expressed in Canadian Dollars)
NOTE 22 - SUPPLEMENTAL CASH FLOW INFORMATION
The following are non-cash investing and financing activities that occurred during the six months ended June 30, 2020 and 2019:
	Six months ended June 30,
	2020	2019
		Restated
		(note 25)
Addition to right-of-use assets	$222,109	$285,086
Addition to lease liabilities	222,109	402,383
Settlement of liabilities through issuance of common shares or RSUs	143,002	19,752
Shares issued in business combination (note 23)	2,304,073	—
Shares issued on conversion of debentures	50,000	—
Shares issued on asset acquisition - AirFusion (note 17)	820,000	—
Non-cash accretion of interest included in finance cost	966,289	122,191
Shares issued to extinguish the loan from Flow Capital	—	712,000
Capitalized research and development recorded in trade payables and accrued liabilities	379,241	—

NOTE 23 - CSA ACQUISITION

On January 24, 2020, the Company completed its acquisition of all the outstanding and issued common shares of CSA. CSA is a leading provider of 3D laser scanning solutions for energy facility management. The combination of CSA’s 3D technologies and AssetCare platform enables the Company to deliver powerful 3D Digital Twins to its process industry customers at oil and gas, petrochemical, LNG and pipeline facilities worldwide. The acquisition was accounted for as a business combination using the acquisition method whereby the net assets acquired, and the liabilities assumed were recorded at fair value.

The following table summarizes the acquisition-date fair value of each major class of consideration transferred, the recognized amounts of the identifiable assets acquired, and liabilities assumed, and the resulting value of goodwill:

26

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2020 and 2019 (Unaudited - expressed in Canadian Dollars)
Consideration transferred:	Preliminary March 31, 2020	Measurement period adjustments	Adjusted Preliminary
Cash consideration	$298,086	$(35)$	298,051
Fair value of common share consideration	2,303,967	106	2,304,073
Fair value of contingent consideration payable (note 14)	1,734,866	(855,407)	879,459
	4,336,919	(855,336)	3,481,583
Fair value of assets and liabilities recognized: Cash	181,408	—	181,408
Accounts receivable (includes unbilled revenue of $117,686 - note 8)	262,846	—	262,846
Prepaid expenses	323,439	(309,576)	13,863
Property and equipment	2,098	—	2,098
Right of use assets	291,843	(69,751)	222,109
Intangible - technology	4,512,406	(3,960,526)	551,880
Intangible - customer relationships	—	867,241	867,241
Accounts Payable	(168,542)	—	(168,542)
Short-term loan	(466,081)	—	(466,081)
Lease liabilities	(291,843)	69,751	(222,109)
Long-term loans	(310,655)	—	(310,655)
Deferred tax liabilities	—	(204,147)	(204,147)
Fair value of net assets acquired	4,336,919	(3,607,008)	729,911
Goodwill	—	2,751,672	2,751,672

The fair value of common shares transferred as consideration is based on the quoted share price on the date of acquisition, which is at $6.06 per common share.

The fair value of the contingent consideration payable is based on estimated weighted probability of certain revenue and EBITDA target being met in a 2 year period from the acquisition date. The additional consideration could range from nil to USD $1,750,000. As at June 30, 2020, CSA’s operational performance shows that it is probable that the EBITDA target will be achieved which resulted in a contingent consideration fair value of $879,459. The fair value of the contingent consideration is determined using discounted cash flow method.

Goodwill arising from the acquisition is attributable mainly to the skills and technical talent of CSA’s work force and the synergies expected to be achieved from integrating CSA into the Company’s existing business. The expertise of CSA’s workforce will enable the Company to accelerate the development and delivery of new 3D capabilities to customers in North America, the Middle East, and Southeast Asia. None of the goodwill recognized is expected to be deductible for tax purposes.

Due to the timing of the acquisition, the fair values assigned to intangible assets, goodwill and the deferred income tax liability are measured on a provisional basis and may be revised by the Company as additional information is received. Adjustments made to preliminary figures previously disclosed during the measurement period were due to the additional information obtained by management during the period. Due to the measurement period adjustment to intangible assets, the amortization expense related to CSA intangibles decreased by $175,675 for the three month period ended June 30, 2020.

Revenue of $598,920 and net loss of $445,344 from the acquired operations are included in the consolidated statement of loss and comprehensive loss from the date of acquisition to June 30, 2020. Had the acquisition of CSA occurred on January 1, 2020, the consolidated revenue would have increased by $143,645 and the consolidated net loss would increase by $27,036 for the period ended June 30, 2020. In determining these amounts, management has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same as if the acquisition had occurred on January 1,2020.

27

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2020 and 2019 (Unaudited - expressed in Canadian Dollars)

Transaction costs of $178,587 were incurred in connection with the acquisition including transfer agent fees of $11,475, and legal and professional fees of $167,112 recognized in the consolidated statement of loss and comprehensive loss.

NOTE 24 - BANK INDEBTEDNESS

In August 2019, Autopro amended its credit facilities (collectively referred to as the “Credit Facility”). Under the Credit Facility, Autopro has access to the following funds:

i.    a demand operating revolving loan facility (the “Operating Loan Facility”) available by way of loan advances not exceeding in aggregate of $1,750,000; and

ii.    a $750,000 credit card facility (the “MasterCard Facility”).

Under the terms of the agreement, Autopro is subject to certain customary financial and non-financial covenants and restrictions. In addition, the Credit Facility is secured by Autopro’s current and acquired property, subject only in priority to the security interest of Integrated Private Debt Fund VI LP (note 15d). As at June 30, 2020, the financial covenants were waived by the lenders.

Operating Loan Facility

Loan advances and other credit under the Operating Loan Facility are available as follows:

a.    CAD account bank overdraft up to an aggregate principal amount not exceeding $1,750,000. Interest payments are based on the Bank’s Prime Rate plus 1.00% per annum, calculated monthly in arrears on the daily balance on the last day of each month. As at June 30, 2020, Autopro had a CAD bank overdraft of nil (December 31, 2019 - $1,419,521).

b.    USD account bank overdraft up to an aggregate principal amount not exceeding USD $1,315,789. Interest payments are based on the Bank’s US Prime Rate 1.00% per annum on the basis, calculated monthly in arrears on the daily balance on the last day of each month. As at June 30, 2020, Autopro had a USD bank overdraft of nil (December 31, 2019 - $nil); and

c.    Letters of Guarantee up to an aggregate amount of $1,000,000, in each case for a maximum term of one year to finance the day to day operations of Autopro. Each issuance is an advance of credit and is required to be immediately reimbursed. Interest on any amount drawn and not immediately reimbursed shall accrue monthly in arrears at a rate of 21% per annum or such other rate as advised by the Bank from time to time. As at June 30, 2020 and December 31, 2019, the advance remained undrawn.

MasterCard Facility

The Mastercard Facility provides security to MasterCard for expenses outstanding on the Company issued credit cards. As at June 30, 2020, the facility remains undrawn.

Bank Overdraft

As at June 30, 2020, the Company had an aggregate bank overdraft of $52,278 (December 31, 2019 - $52,284). The average interest incurred on the overdraft is calculated based on the Bank’s Prime rate + 1.00% per annum.

NOTE 25 - CORRECTION OF PRIOR PERIOD ERRORS

Management identified errors related to June 30, 2019 unaudited condensed consolidated interim financial statements resulting from adjustments recorded by the Company at September 30, 2019 and December 31, 2019 that had impact on prior quarters. These errors have been corrected retrospectively in accordance with IAS 8 Accounting policies, Changes in Accounting Estimates and Errors. The effect of the restatement as a result of the correction of these errors on the previously reported unaudited condensed consolidated interim statements of loss and comprehensive loss for the three and six months ended June 30, 2019 is summarized below:

Condensed consolidated interim statement of loss and comprehensive loss for the three months ended June 30, 2019:

28

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2020 and 2019 (Unaudited - expressed in Canadian Dollars)
	As originally filed	Reclassification*	Adjusted for reclassification	Adjustments		Restated
Revenue	3,004,154	—	3,004,154	(955,884)	(a)	2,048,270
Cost of sales	773,707	—	773,707	(131,021)	(a)	642,686
	2,230,447	—	2,230,447	(824,863)		1,405,584
Expenses Salaries, wages and benefits	—	1,774,052	1,774,052	—		1,774,052
Sales and marketing	1,569,120	(1,185,717)	383,403	—		383,403
Research and development	1,243,626	(1,200,022)	43,604	153,558	(c)	197,162
General and administration	813,587	(535,439)	278,148	—		278,148
Professional and consulting fees	—	1,147,126	1,147,126	252,455	(c)	1,399,581
Share-based compensation	(72,818)	—	(72,818)	311,933	(c)	239,115
Depreciation and amortization	397,413	—	397,413	442,353	(a)	839,766
	3,950,928	—	3,950,928	1,160,299		5,111,227
Operating loss	1,720,481	—	1,720,481	1,985,162		3,705,643
Finance costs	—	—	—	122,552	(b)	122,552
Finance income	—	—	—	14,880	(a)	14,880
Foreign exchange loss (gain)	(8,046)	—	(8,046)	187,094	(a)	179,048
Business acquisition costs and other expenses	(275,732)	—	(275,732)	451,920	(c)	176,188
Loss before tax for the period	1,436,703	—	1,436,703	2,761,608		4,198,311
Current tax expense (income)	—	—	—	34,228	(a)	34,228
Deferred tax recovery	—	—	—	(1,376,370)	(b)	(1,376,370)
Net loss for the period	1,436,703	—	1,436,703	1,419,466		2,856,169
Foreign exchange gain (loss) translation difference	(390,122)	—	(390,122)	170,097		(220,025)
Comprehensive loss	1,826,825	—	1,826,825	1,249,369		3,076,194

Condensed consolidated interim statement of loss and comprehensive loss for the six months ended June 30, 2019:

29

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2020 and 2019 (Unaudited - expressed in Canadian Dollars)
	As originally filed	Reclassification*	Adjusted for reclassification	Adjustments		Restated
Revenue	5,197,584	—	5,197,584	(2,821,657)	(a)	2,375,927
Cost of sales	1,105,873	(135,407)	970,466	(289,368)	(a)	681,098
	4,091,711	135,407	4,227,118	(2,532,289)		1,694,829
Expenses Salaries, wages and benefits	—	1,936,464	1,936,464	1,105,998	(a)	3,042,462
Sales and marketing	2,925,165	(1,028,042)	1,897,123	(1,464,725)	(a)	432,398
Research and development	2,311,244	(1,397,180)	914,064	(667,911)	(a)(c)	246,153
General and administration	2,160,439	(738,748)	1,421,691	(919,543)	(a)	502,148
Professional and consulting fees	—	1,047,126	1,047,126	1,067,663	(a)(c)	2,114,789
Share-based compensation	407,797	315,787	723,584	(178,233)	(c)	545,351
Depreciation and amortization	409,566	—	409,566	586,031	(a)	995,597
	8,214,211	135,407	8,349,618	(470,720)		7,878,898
Operating loss	4,122,500	—	4,122,500	2,061,569		6,184,069
Finance costs	—	—	—	170,371	(b)	170,371
Finance income	—	—	—	(164,523)	(a)	(164,523)
Foreign exchange loss (gain)	16,878	—	16,878	147,729	(a)	164,607
Business acquisition costs and other expenses	157,144	—	157,144	19,044	(c)	176,188
Loss before tax for the period	4,296,522	—	4,296,522	2,234,190		6,530,712
Current tax expense (income)	—	35,714	35,714	(1,486)	(a)	34,228
Deferred tax recovery	—	(35,714)	(35,714)	(1,340,656)	(b)	(1,376,370)
Net loss for the period	4,296,522	—	4,296,522	892,048		5,188,570
Foreign exchange gain (loss) translation difference	(390,122)	—	(390,122)	748,362		358,240
Comprehensive loss	4,686,644	—	4,686,644	143,686		4,830,330

Condensed consolidated interim statement of changes in equity for the six months ended June 30, 2019:

30

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2020 and 2019 (Unaudited - expressed in Canadian Dollars)
	As originally filed	Adjustment		Restated
Opening balance - December 31, 2018	2,553,170			2,553,170
Shares issued for cash	543,250	(543,250)	(d)	—
Share-based payments	407,797	137,554	(c)(d)	545,351
Stock options exercised	—	543,250	(d)	543,250
Equity component of convertible debentures	—	3,495,386	(b)	3,495,386
Contingent shares issued to Flow Capital	—	712,000	(a)	712,000
Settlement of debt with shares	—	19,752		19,752
Share issuance costs	—	(3,300)		(3,300)
Non-controlling interest recognized in business combination	(3,780,507)	3,560,649	(a)	(219,858)
Net loss and comprehensive loss for the period (Restated - note 25)	(4,338,600)	(849,970)	(a)(b)(c)	(5,188,570)
Other comprehensive income for the year (Restated - note 25)	390,122	(31,882)		358,240
Balance, June 30, 2019	(4,224,768)	7,040,189		2,815,421

Condensed consolidated interim statement of cash flows for the six months ended June 30, 2019:

	As originally filed	Reclassification*	Adjusted for reclassification	Adjustments		Restated
Cash flows used in operating activities	(6,014,018)	94,961	(5,919,057)	—		(5,919,057)
Cash flows provided by financing activities	19,239,458	37,794	19,277,252	180,257	(b)	19,457,509
Cash flows used in investing activities	(146,016)	(132,755)	(278,771)	—		(278,771)

* The balances in the unaudited condensed consolidated interim financial statements were reclassified to conform with current period presentation which reflects the grouping of expenses by nature.

a.    Business acquisition and purchase price allocation

As part of the filing of the amended and restated unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2019, the Company completed its analysis of acquisition of Agnity (note 5) which led to a revised conclusion that the date the Company acquired the control over Agnity is April 22, 2019 instead of January 22, 2019 as previously disclosed. Accordingly, the Company revised its valuation of purchase consideration, the identifiable assets acquired, and the liabilities assumed, and consolidated Agnity’s financial information effective April 22, 2019. As a result, revenue decreased by $2.821 million, cost of sales decreased by $0.289 million, expenses decreased by $0.717 million, and contributed surplus increased by $0.712 million for the six months ended June 30, 2019 (three months ended June 30, 2019 - a decrease of $0.956 million for revenue, a decrease of $0.131 million for cost of sales and an increase of $0.677 million for expenses).

This correction has no impact on the financial information previously reported as at and for the nine-month period ended September 30, 2019 and the year ended December 31, 2019.

b.    Classification of convertible debentures

As part of the filing of the amended and restated unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2019, the Company updated its analysis related to the allocation of the consideration from the issuance of the convertible debentures between the liability and equity component of these compound financial instruments. The Company also calculated the deferred tax impact of these convertible debentures. The updated analysis resulted in an increase in deferred tax recovery of $1.376 million, an increase in expenses of $0.170 million for the six months ended June 30, 2019, and an increase in contributed surplus of $3.495 million (three months ended June 30, 2019 - an increase in deferred tax recovery of $1.376, and an increase in expenses of $0.170 million).

31

mCloud Technologies Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2020 and 2019 (Unaudited - expressed in Canadian Dollars)

c.    Cut-off errors on certain expenses

The Company identified cut-off errors which led to misstatement of certain expense in the three and six months ended June 30, 2019. The correction of these errors resulted in a $0.178 million decrease share-based compensation expense, increase in amortization cost of $0.135 million, and an increase of $0.019 million increase in business acquisition cost and other expenses for the six months period ended June 30, 2019 (three months ended June 30, 2019 - an increase of $0.312 million in share-based compensation expense, an increase of $0.153 million in research and development, an increase in professional and consulting fees of $0.252 million, and an increase of $0.452 million in business acquisition costs and other expenses).

This correction has no impact on the financial information previously reported as at and for the nine-month period ended September 30, 2019 and the year ended December 31, 2019.

d.    Clerical Error

The Company identified a clerical error in the statement of changes in equity for the six-month period ended June 30, 2019, where the contributed surplus was incorrectly reduced by a net amount of $0.295 million.

NOTE 26 - EVENTS AFTER REPORTING PERIOD

a.    On July 6, 2020, the Company closed its public offering of 3,150,686 units of the Company (the “Units”), which includes the exercise of the over-allotment option, at a price of $3.65 per Unit, for an aggregate gross proceeds to the Company of $11,500,003. Each Unit is comprised of one common share and one-half of one common share purchase warrant. Each warrant will be exercisable to acquire one common share for a period of two years at an exercise price of $4.75 per common share.

b.    On June 25, 2020, the Company signed a definitive agreement to acquire kanepi Group Pty Ltd. (“kanepi”), an information, visualization, and analytics software technology company headquartered in Perth, Australia, with a development center in Singapore. As consideration for the this acquisition, the Company will: (i) pay an aggregate cash consideration of AUD$5,000,000 (the "Closing Cash Consideration") plus a net cash distribution adjusted for working capital; and (ii) issue such number of common shares of the Company (the "Consideration Shares") as is equal to AUD$7,000,000 based on a price per share equal to the volume weighted average trading price of the Company’s common shares (the “Common Shares”) on the TSXV for the 15 trading days immediately prior to the closing date of the transaction, subject to compliance with the policies of the TSXV. All Consideration Shares will be subject to a 30-month lock-up, with 25% of the Consideration Shares released from the lock-up on the 12, 18, 24 and 30 month anniversaries of the closing date. This transaction will be accounted for as business combination under IFRS 3 Business Combination. The acquisition of Kanepi will supplement the Company’s customer base and accelerate the expansion of AssetCare to new asset classes. Kanepi’s footprint in the southern hemisphere is expected to bolster mCloud’s presence in a variety of process industries including upstream and midstream oil and gas, offshore Floating Production Storage and Offloading (FPSOs), Liquefied Natural Gas (LNG), and mining facilities. To date, this acquisition is pending regulatory approval from the Australian government and is expected to close in the latter half of 2020.

c.   Refer to note 17(a) for discussion on the subscription agreement for a $4,000,000 unit offering that closed on July 16, 2020.

32